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                                    Form 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                   Annual Report Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934 (Fee Required)

                [X] For the fiscal year ended September 30, 2000


                                       or


                [ ] Transition report Pursuant to Section 15(d) of
              The Securities Exchange Act of 1934 (No Fee Required)

                           Commission File No. 0-3747

A. Full title of plan and address of the Plan, if different from that of the issuer named below:

                  THE CATO CORPORATION
                  EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  THE CATO CORPORATION
                  Human Resources Department
                  8100 Denmark Road
                  Charlotte, NC  28273





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                              THE CATO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                                    FORM 11-K
                               September 30, 2000

                                Table of Contents

                                                                            Page
                                                                             No.


Part I  - Exhibit Index.......................................................2

Part II - Financial Information

     Independent Auditors' Report.............................................3

     Statements of Net Assets Available for Benefits..........................4

     Statements of Changes in Net Assets Available for Benefits...............5

     Notes to Financial Statements........................................6 - 7

     Other Information........................................................8

     Independent Auditors' Consent............................................9



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                                                                          Page 2



                              THE CATO CORPORATION

                          EMPLOYEE STOCK PURCHASE PLAN



                                  EXHIBIT INDEX

                          Form 11-K for the Years Ended
                       September 30, 2000, 1999, and 1998


Exhibit      Description                                                    Page
  No.        of Exhibit                                                      No.
-------      -----------                                                    ----

1.           Consent of Deloitte & Touche LLP, Independent Auditors...........9





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                                                                          Page 3



INDEPENDENT AUDITORS' REPORT



The Employee Benefit Plan Administrative Committee
The Cato Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of The Cato Corporation Employee Stock Purchase Plan as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Cato Corporation Employee Stock Purchase Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.





DELOITTE & TOUCHE LLP

Charlotte, North Carolina
December 1, 2000




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                                                                          Page 4



                THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                    September 30,
                                      ------------------------------------------
                                            2000                      1999
                                      ----------------         -----------------

Assets - Cash                         $         4,617          $              0

Liabilities - Participant Refunds               4,617                         0
                                      ----------------         -----------------

Net Assets Available for Benefits     $             0          $              0
                                      ================         =================






See accompanying notes to financial statements.





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                                                                          Page 5



                THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                         Years Ended September 30,
                                                          ---------------------------------------------------------
                                                              2000                  1999                 1998
                                                          --------------       ---------------       --------------
Increases:

     Participant Contributions                            $     427,054        $      426,249        $     325,722

     Dividends Reinvested by Participants                        50,030                30,463               20,988
                                                          --------------       ---------------       --------------

                                                                477,084               456,712              346,710
                                                          --------------       ---------------       --------------

Decreases:

     Purchases of The Cato Corporation
         Common Stock subsequently
         Distributed to Plan participants (44,500,
         53,449 and 37,130 shares
         for the years ended September 30,
         2000, 1999 and 1998, respectively)                     442,263               441,632              335,740

     Cash Withdrawals                                            34,821                15,080               10,970
                                                          --------------       ---------------       --------------

                                                                477,084               456,712              346,710
                                                          --------------       ---------------       --------------

Net Change                                                            0                     0                    0

Net Assets Available for Benefits at
    Beginning of Year                                                 0                     0                    0
                                                          --------------       ---------------       --------------

Net Assets Available for Benefits at End of Year
                                                          $           0        $            0        $           0
                                                          ==============       ===============       ==============


See accompanying notes to financial statements.


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                                                                          Page 6



                THE CATO CORPORATION EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

                 Years Ended September 30, 2000, 1999, and 1998


NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements of The Cato Corporation Employee Stock Purchase Plan ("the Plan") have been prepared on the accrual basis.


NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Board of Directors of The Cato Corporation ("the Company") adopted the Plan on September 23, 1993 and the Plan was approved by Shareholders of the Company at the Annual Meeting of Shareholders on May 19, 1994. The Plan became effective as of November 1, 1993 and will terminate on September 20, 2003, unless extended by the Board of Directors or terminated sooner by the sale of all Shares offered under the Plan. There were 250,000 shares of the Cato Corporation Common Stock originally reserved under the Plan. On May 21, 1998, the Plan was amended to increase the maximum number of shares authorized to be issued from 250,000 to 500,000. At September 30, 2000, 156,414 shares remained available.

The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the Common Stock of The Cato Corporation. Eligible employees are those who are regularly scheduled to work at least 20 hours each week and more than 5 months each calendar year and are actively employed on the first and last day of the purchase period. There are two purchase periods in each plan year. The first period includes the six months ended March 31, and the second period includes the six months ended September 30. Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, on the last day of each of the purchase periods in the plan year specified in the Plan, shares of Common Stock at a 15% discount from the lower of the first or last reported sale price of the Common Stock on the NASDAQ National Market System. In addition to the Common Stock which may be purchased through payroll deductions, Common Stock discounted 15% may also be purchased by each plan participant by a one-time election on April 15 of each year in an amount not to exceed $10,000. The purchase price at which shares will be sold during each purchase period is 85% of the lower of the fair market value at (1) the


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                                                                          Page 7



NOTE 2 - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS - CONTINUED

beginning date of a purchase period or (2) ending date of a purchase period. The purchase price for the one-time election is 85% of the last sale price at the close of the market on April 15 as listed on the NASDAQ National Market System.

Contributions are limited to 10% of compensation for the biannual purchases made through payroll deductions. The aggregate fair market value of Shares of Common Stock that may be purchased by any participant during any calendar year may not exceed $25,000. Pending investment, funds are held by The Cato Corporation. In addition to employee contributions, all dividends paid on Common Shares purchased through the plan are automatically reinvested in additional shares.

A participant may withdraw all or any portion of the full shares held in the participant's account under the Plan by notifying The Cato Corporation in writing. A participant may suspend payroll deductions at any time and applicable payroll deductions will be returned to the participant. No suspended payroll deductions are permitted within the last 15 days of each purchase period.

The Plan may be amended, restated, supplemented or terminated by The Cato Corporation through the Board of Directors at any time by hand delivering or by mailing of appropriate notice at least (30) days prior to the effective date thereof to the Agent and to each plan participant at his last address of record.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to federal income taxes. Substantial tax benefits are allowed to participants with respect to the treatment of the stock purchased within the plan, provided certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.



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SIGNATURES


         In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    December 27, 2000


                                            The Cato Corporation


                                            By: /s/ Robert M. Sandler
                                                --------------------------------
                                                Robert M. Sandler
                                                Senior Vice President
                                                Controller